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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC NUMBER	FILE
8-65601	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 5 2009
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

David Nevin 212 323 8309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CREDITEX SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Catherine O'Connor affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Creditex Securities Corporation (the "Company") as of and for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any principal or director has any proprietary interest in any account classified solely as that of a customer.

Catherine O'Connor
President, Chief Compliance Officer,
Financial and Operations Principal

Subscribed and sworn to before me,

On this day 26th of February 2009

Notary Public

MICHAEL F. DiSTEPHAN
Notary Public, State of New York
No. 02DI6071104
Qualified in Queens County
Commission Expires March 11, 2010

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Management of
Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Creditex Securities Corporation at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2009

CREDITEX SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 3,718,840
Receivable from clearing broker	444,668
Accounts receivable	1,531,474
Deferred tax assets	137,078
Other assets	15,032
TOTAL	$ 5,847,092

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 330,952
Income tax payable	679,323
Due to affiliates	2,070,600
Total liabilities	3,080,875
STOCKHOLDER'S EQUITY:	
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)	440,000
Additional paid in capital	1,850,000
Retained earnings	476,217
Total stockholder's equity	2,766,217
TOTAL	$ 5,847,092

See accompanying notes.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Creditex Securities Corporation (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company brokers fixed income securities transactions between financial institutions and assists in credit event auctions to process settlement of credit derivative trades following a corporate default. The Company is a wholly owned subsidiary of CreditTrade Inc. (the "Parent"), which is a wholly-owned subsidiary of Creditex Group Inc. ("CGI").

Pursuant to an acquisition which closed on August 29, 2008, CGI became a wholly-owned subsidiary of the IntercontinentalExchange, Inc. ("the ICE"), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company elected not to reflect any purchase price adjustments from the transaction with the ICE.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S.

Securities Transactions— Commission revenue is earned from the brokering of liquid fixed income securities between financial institutions. Such commission revenue arising from these activities is recognized when both parties to a trade, buyer and seller, confirm agreement of terms and is recorded on a trade date basis.

Due to the nature of the settlement process and the liquidity of the brokered securities, management believes the risk of incurring a liability as a result of a counterparty default to be remote.

Credit Event Auctions— The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association ("ISDA") and major credit derivative dealers. Credit event auction fees are earned for such services and are recorded when the auction is successfully completed.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

Receivables— Receivables from clearing broker represent commissions earned from securities transactions. Such balances are maintained at Pershing.

Accounts receivable consists primarily of service fees earned from credit event auctions. These amounts are due from ISDA and are deemed fully collectible.

Cash and Cash Equivalents—Cash equivalents include money market funds which invest in high quality, short-term securities that are issued or guaranteed by the U.S. government or agencies. Interest earned from money market funds is recorded on an accrual basis.

Accounting Developments— In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes- and Interpretation of FASB Statement No. 109.* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must presume that the tax position will be examined by the relevant tax authority and determine whether it is more likely that not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measure to determine the amount of benefit to recognize the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In February 2008, the FASB issued FASB Staff Position 48-2, *Effective Date of FASB Interpretations No. 48 for Nonpublic Enterprises* ("FSPFIN 48-2"), which defers the effective date of FIN 48 for certain nonpublic enterprises for fiscal years beginning after December 15, 2007.

The Company adopted the provisions of FIN 48 on January 1, 2008. As a result of the adoption, the Company recognized $13,760 in unrecognized tax benefits corresponding with an increase in deferred tax assets of the same amount. The Company recorded an increase to unrecognized tax benefits during the year ended December 31, 2008 of $32,106 with a corresponding increase in deferred tax assets of the same amount.

3. COMMITMENTS & CONTINGENCIES

The Company did not have any ongoing lease commitments as of December 31, 2008 as such lease commitments reside with CGI.

In the normal course of business, the Company may be named as a defendant in various lawsuits and proceedings and may be involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. The Company is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated.

4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company incurred expenses for rent, insurance, utilities, professional fees, personnel and other services in accordance with the Management Services Agreement dated January 1, 2008 between the Company and CGI ("the Agreement"). At December 31, 2008, the Company owed $2,070,600 to its affiliates for such expenses.

Payment of this related party balance by the Company is not scheduled or provided for under the Agreement. However, the Company is obligated to make payments at the discretion of CGI.

Salaries and payroll taxes of certain personnel of CGI directly involved in the operations of the Company were allocated based on the percentages as defined by the Agreement. Salaries, bonuses and benefits of registered representatives of the Company were also allocated from CGI based on an estimated percentage of fixed income revenue in relation to total revenues as defined by the Agreement.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital of $829,314 which was $623,943 in excess of its required net capital of $205,371.

The Company's ratio of aggregate indebtedness to net capital was 3.71 to 1.

6. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the future consequences of net operating loss carry forwards. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

As of December 31, 2008, the Company had a deferred tax asset of $137,078. Deferred tax assets are comprised primarily of book to tax timing differences relating to deferred compensation plans.

Creditex Securities Corp.

875 Third Avenue | 29th Floor | New York | NY | 10022

T +1 212 323 8500 | F +1 212 223 4496

www.creditex.com

creditex

February 27, 2008

Ernst & Young LLP
5 Times Square
New York, NY 10036

In connection with your audit of the financial statements of Creditex Securities Corporation ("CSC" or the "Company") as of December 31, 2008 and for twelve month period then ended, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion whether the financial information presents fairly, in all material respects, the financial position, results of operations and cash flows of Creditex Securities Corporation are in conformity with US generally accepted accounting principles. Representations from us concerning your audit of the statement of financial condition as of December 31, 2008 are also incorporated in this letter.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief:

Management's responsibilities

We recognize that, as members of management of the Company, we are responsible for the fair presentation of its financial statements. We believe the statements of financial condition, results of operations, changes in stockholder's equity, and cash flows are fairly presented in conformity with US generally accepted accounting principles applied on a basis consistent with that of the preceding periods. We also recognize, as members of management of the Company, we are responsible for establishing and maintaining effective internal controls.

We have made available to your representatives all financial records and related data.

We have made available to your representatives all regulatory examination reports, supervising correspondence and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules and regulations or supervisory actions).
We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

Unrecorded audit differences

There are no unrecorded audit differences relating to the current year financial statements.

Minutes and contracts

We have made available to you all minutes of the meetings of shareholders, directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. We also have made available to you all significant contracts and agreements and have communicated to you all significant oral agreements. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

Internal control

There are no transactions of a material nature, individually or in the aggregate, that have not been properly recorded in the accounting records underlying the consolidated financial statements.

We are not aware of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting. There are no material inadequacies (as defined by Rule 17Ad-13(a)(3) under the Securities Exchange Act of 1934), at December 31, 2008, or during the period of January 1, 2008, to February 26, 2009, in the design or operation of internal control. This includes any for which we believe the cost of corrective actions exceeds the benefits, including internal control activities and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital rule of Rule 17a-3(a)(11). In addition, the Company maintained compliance with the reserve computation exemption requirements under Rule 15c3-3. There have been no significant changes in internal control since December 31, 2008.

Risks and uncertainties

There are no risks and uncertainties related to significant estimates and current vulnerabilities due to material concentrations that have not been disclosed in accordance with AICPA Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties*.

Ownership and pledging of assets

Except for properties capitalized under capital leases, the Company has satisfactory title to all assets appearing in the balance sheet. No security agreements have been executed under the provisions of the Uniform Commercial Code, and there are no liens or encumbrances on assets, nor has any asset been pledged. All assets to which the Company has satisfactory title appear in the balance sheet.

Receivables and revenues

Brokers' debit balances and other accounts receivable are valid receivables. Adequate provision has been made for losses that may be incurred upon collection of the receivables.

Financial Instruments

There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements, except as disclosed in the financial statements or notes thereto. It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.
c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities and investments or to the Company (that is, control stock).

We believe that the methods and significant assumptions used to determine the fair value of financial instruments are reasonable and result in a measure of fair value that is appropriate for financial statement measurement and disclosure purposes. In addition, our disclosures related to fair value measurement are complete and adequate.

Tax positions accounted for under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"

Tax positions have been reflected in the financial statements in accordance with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information.

We have adequately disclosed the total amount of unrecognized tax benefits including the amount that, if recognized, would affect the Company's effective tax rate. We also have adequately disclosed the nature of tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the balance sheet date, including the nature of the events that could cause the changes and if feasible, an estimate of the range of the reasonably possible changes.

Related party transactions

Transactions with related parties, as defined in Statement of Financial Accounting Standards No. 57, *Related Party Disclosures*, and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees, have been properly recorded and/or disclosed in the consolidated financial statements.

Arrangements with financial institutions

Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, funds on deposit, marketable securities and line-of-credit or similar arrangements have been properly recorded or disclosed in the financial statements.

Contingent liabilities

There are no unasserted claims or assessments, including those our lawyers have advised us of, that are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* (other than those disclosed in the consolidated financial statements).

There have been no violations or possible violations of laws or regulations in any jurisdiction whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

Communications with regulatory agencies or government representatives relate to matters of a routine, normal and recurring nature (e.g., examinations by securities industry regulators, examinations by taxing authorities), none of which involves any investigations or allegations of noncompliance with laws or regulations in any jurisdiction that should be disclosed or recorded as a loss contingency in the financial statements, or deficiencies in financial reporting practices or other matters that could have a material effect on the financial statements.

There are no other liabilities or gain or loss contingencies considered material, individually or in the aggregate, that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5, nor are there any accruals for loss contingencies included in the balance sheet that are not in conformity with the provisions of Statement of Financial Accounting Standards No. 5.

Oral or written guarantees

There are no oral or written guarantees, including guarantees of the debt of others.

Capital stock

Capital stock repurchase options or agreements, or capital stock reserved for options, warrants, conversion or other requirements have been properly recorded or disclosed in the financial statements.

Purchase commitments

There were no material commitments outstanding at December 31, 2008 for derivative contracts, short sales or hedge transactions. In addition, there were no agreements of commitments to repurchase assets previously sold.

Fraud

We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud. We have no knowledge of any fraud or suspected fraud involving management or other employees who have a significant role in internal control over financial reporting. In addition, we have no knowledge of any fraud or suspected fraud involving other employees where the fraud could have a material effect on the financial statements. We have disclosed to you all allegations of financial improprieties, including fraud or suspected fraud, coming to our attention (regardless of the source or form and including, without limitation, allegations by "whistle-blowers") where such allegations could result in a misstatement of the financial statements or otherwise affect the financial reporting of the Company.

Independence

Based on inquiries we have made of our officers, directors and substantial stockholders, we are not aware of any business relationship between any such officer, director or substantial stockholder (or any entity for or of which such an officer or director acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an "EY Entity"), other than one pursuant to which an EY Entity performs professional services. For this purpose, a "substantial stockholder" is a person or entity (excluding entities that are diversified management investment companies as defined by section 5(b)(1) under the Investment Company Act of 1940) that owns a beneficial interest of five percent or more of the Company's and is in a decision-making capacity.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent for purposes of the Company's audit.

Conflicts of Interest

There are no instances where any officer or employee of the Company has an interest in a company with which the Company does business that would be considered a "conflict of interest". Such an interest would be contrary to Company policy.

Multiple-unit entities (EY audits subsidiary and parent)

To the best of our knowledge, Intercontinental Exchange, Inc., the Parent of the Company, has no plans or intentions that would materially affect the operations of the Company or the carrying value or classification of its assets and liabilities at December 31, 2008. We are not aware of any information that has not been appropriately considered in preparing the financial statements of the Company.

Tax planning strategies

We have disclosed to you all significant tax planning strategies that were put in place during the current year or prior years that could materially affect the current year provision for income taxes, or the recorded amount of tax assets or liabilities.

In addition, such tax planning strategies comply with the recognition and measurement requirements of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

Tax accounting methods

We recognize that we are responsible for the Company's compliance with jurisdictional tax laws and regulations that are applicable to it. We have identified and disclosed to your representatives all significant methods of accounting used under the applicable jurisdictional tax laws and regulations that materially affect the determination of financial statement amounts.

Tax opinions

We have provided you all tax opinions or memoranda of law that serve as support for material tax accruals (including tax uncertainties and determinations of the application of interest and penalties) as well as any tax opinions or memoranda of law that contradicted, or provided lower levels of assurance than, the opinions or memoranda of law ultimately used by the Company to support its tax positions.

Other assets and liabilities

At December 31, 2008, to the extent applicable, the Company had:

a. Properly recorded all securities exchange memberships.
b. Properly recorded all participation in joint accounts carried by others.
c. No material unrecorded assets or contingent assets whose value depends on the fulfillment of conditions regarded as uncertain.
d. No open contractual commitments other than those appearing on the books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the (consolidated) financial statements or notes thereto.

Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934, which accompanies the financial statements, has been prepared and presented in conformity with the requirements established by the Securities and Exchange Commission.

Net capital computation

Net capital computations, prepared by the Company during the period from January 1, 2008 through February 26, 2009, indicated that the Company was in compliance with the requirements of Rule 15c3-1 of the Securities and Exchange Commission (and applicable exchange requirements) at all times during the period. The Company was not subject to, and did not prepare a calculation for, the reserve requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with applicable regulations.

Subsequent events

Subsequent to December 31, 2008 no events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations or cash flows of the Company.

There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

We understand that your audit was conducted in accordance with auditing standards generally accepted in the United States as promulgated by the American Institute of Certified Public Accountants and was, therefore, designed primarily for the purpose of expressing an opinion on the financial statements of the Company taken as a whole, and that your tests of the accounting records and other auditing procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

____

John Grifonetti
Chief Operating Officer, Creditex Securities Corporation

____

Sophia Corona
Treasurer, Creditex Securities Corporation

____

Catherine O'Connor
Chief Compliance Officer, Creditex Securities Corporation

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Management of
Creditex Securities Corporation

In planning and performing our audit of the financial statements of Creditex Securities Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in the control environment that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and these deficiencies do not affect our report on the financial statements of the Company dated February 27, 2009.

As of December 31, 2008, the Company did not record an income tax provision nor certain deferred tax assets. This resulted in a misstatement in the Company's December 31, 2008 unaudited FOCUS report, and an overstatement of excess net capital as of December 31, 2008 of $727,044. The overstatement did not result in a net capital deficiency on December 31, 2008. The Company subsequently amended its December unaudited FOCUS report to reflect this item. The Company has recorded the appropriate provision for income taxes, and certain deferred tax assets, for the audited financial statements as of December 31, 2008. The Company has updated its procedures for calculating and preparing the FOCUS report to compute deferred tax assets and include an allocation of income taxes from its Parent, including appropriate review and approval on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matters described in the preceding paragraph, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2009

CREDITEX SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of CreditTrade Inc.)

Statement of Financial Condition
As of December 31, 2008
With Report of Independent Registered Public Accounting Firm
(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Creditex Securities Corporation has its principal place of business.